ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

December 3, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Mary Mast
James Peklenk

Re:	Argo Group International Holdings, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-15259

Ladies and Gentlemen:

On behalf of Argo Group International Holdings, Ltd. (the “Company”) and in response to the letter (the “Comment Letter”) dated November 1, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission to Jay S. Bullock, the Company’s Executive Vice President and Chief Financial Officer, we have included below the Company’s responses to the Staff’s comments included in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Notes to Consolidated Financial Statements

18. Statutory Accounting Principles, page F-47

1.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

•	Exclude from your disclosures the use of “unaudited” as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.

Response: With respect to this comment, we agree to remove “unaudited” when referring to statutory amounts presented in the disclosure in future filings.

•

Disclose the amount of statutory net income or loss and statutory capital and surplus for each period as required by Rule 7.03(a)(23)(c) of Regulations S-X and ASC 944-505-50-1a or tell us how the disclosure of Argo Group US’s principal insurance subsidiaries’ statutory net income or loss and statutory capital meets these requirements.

Response: With respect to this comment, we propose to amend our disclosure in future filings in a manner consistent with the following:

The statutory capital and surplus for our principal operating subsidiaries at December 31, 2012 and 2011 was as follows:

	December 31,
Statutory capital and surplus (1)	2012		2011
Bermuda	$	XXXX.X	$1,152.9
United Kingdom(2)		XXX.X	XXX.X
United States		XXX.X	777.6

The statutory net income (loss) for our principal operating subsidiaries for 2012, 2011 and 2010 was as follows:

	For the years ended December 31,
Statutory net (loss) income (1)	2012		2011	2010
Bermuda	$	XX.X	$(47.7)	$40.8
United Kingdom(2)		XX.X	XX.X	XX.X
United States		XXX.X	206.0	110.9

(1)	Such amounts include ownership interests in affiliate insurance and reinsurance subsidiaries.
(2)	In U.S Dollars

•

Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ACS 944-505-50-1b.

Response: With respect to this comment, we propose to amend our disclosure in future filings in a manner consistent with the following:

Argo Re is the direct subsidiary of Argo Group, and therefore, has direct dividend paying capabilities to the parent. As of December 31, 2012, Argo Re’s solvency and liquidity margins and statutory capital and surplus were in excess of the minimum levels required by the Insurance Act. As of December 31, 2012 and 2011, the minimum statutory capital and surplus required to be maintained by Argo Re was $XXX.X million and $224.0 million, respectively.

•

Disclose the amount of retained earnings that is restricted or free of restrictions for payment of dividends to Argo Group International Holdings, Ltd.’s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response: With respect to this comment, we propose to include the following disclosure in future filings (dividend paying capabilities of U.S and U.K subsidiaries currently disclosed):

The payment of dividends to Argo Group’s shareholders is governed by the Bermuda Companies Act of 1981, as amended, which permits the payment of dividends so long as (i) the Company is not, or would not after the payment, be unable to pay its liabilities as they become due or (ii) the realizable value of the Company’s assets is in excess of its liabilities after taking such payment into account. In light of these restrictions, we have no additional material restrictions on dividend payments that may be made to our shareholders at December 31, 2012.

Argo Re, the direct subsidiary of Argo Group, is generally prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least 2 directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Argo Re may not reduce its total statutory capital by 15% or more, as set out in its previous year’s financial statements, unless it has received the prior approval of the BMA. Based on these regulatory restrictions, the maximum amount available for payment of dividends to Argo Group by Argo Re during 2013 without prior regulatory approval is $XXX.X million.

•

Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X, or otherwise revise your disclosure to clarify how you meet the objective of this rule.

Response: We currently disclose restricted net assets of our subsidiaries as follows:

•	Assets on deposit with regulatory agencies, assets pledged against letters of credit and assets supporting our corporate members’ capital as required by Lloyd’s in Note 2 “Investments”;

•	Assets assigned to our trade capital providers in Note 14 “Segment Information”.

We propose in future filings to include a reference in our “Statutory Accounting Practices” note to these disclosures to meet the objective of this rule.

•	Please tell us why the disclosures in ACS 944-505-50-2 through 50-6 are not required or revise to provide the required disclosures.

Response: We noted that paragraphs 50-2 through 50-4 require additional disclosure for U.S insurance subsidiaries if both of the following conditions are met:

1.	State prescribed accounting practices differ from NAIC statutory accounting practices, or permitted statutory accounting practices differ from those prescribed by either the state or the NAIC; and

2.	The use of prescribed or permitted statutory accounting practices (individually or in the aggregate) result in reported statutory surplus or risk based capital that is significantly different from that which would have been reported under NAIC statutory accounting practices.

With respect to our U.S. insurance subsidiaries, we confirm that there no state-permitted accounting practices that resulted in reported statutory surplus or risk-based capital that differed from that which would have been reported under NAIC statutory accounting practices or state-prescribed accounting practices for any of the periods presented in our 2011 Form 10-K. As such, no additional disclosures were required.

Paragraph 50-5 imposes similar disclosure requirements to non-U.S. insurance subsidiaries. With respect to each of our non-U.S insurance subsidiaries, we confirm that there were no permitted regulatory accounting practices that differed from the prescribed practices of the respective regulatory authorities for any of the periods presented in our 2011 Form 10-K. As such, no additional disclosures were required.

With respect to paragraph 50-6, we confirm that none of our insurance subsidiaries used permitted practices that prevented the trigger of a regulatory event during any of the periods covered by our 2011 Form 10-K disclosures. As such, no additional disclosures were required.

As requested in the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Mary Stulting of the Company at (210) 321-8419.

Sincerely,

/s/ Jay S. Bullock
Jay S. Bullock
Executive Vice President and Chief Financial Officer

4